Pricing supplement no. 252
To prospectus dated December 1, 2005,
prospectus supplement dated October 12, 2006 and
product supplement no. 17-II dated October 31, 2006

Registration Statement No. 333-130051
Dated December 22, 2006
Rule 424(b)(2)



Structured Investments	**JPMorgan Chase & Co.** **$3,000,000** **Lesser Index Principal Protected Notes Linked to the Nikkei 225 Index and the Dow Jones EURO STOXX 50® Index due December 21, 2007**

General

- The notes are designed for investors who believe both of the Nikkei 225 Index and the Dow Jones EURO STOXX 50® Index will appreciate over the term of the notes. Investors should be willing to forgo interest and dividend payments and any additional appreciation related to the outperformance of one Index as compared to the other Index as well as any appreciation in excess of the Fixed Payment, while seeking full principal protection at maturity.
- Senior unsecured obligations of JPMorgan Chase & Co. maturing December 21, 2007†.
- Minimum denominations of $50,000 and integral multiples of $1,000 in excess thereof.
- The notes priced on December 22, 2006 and are expected to settle on or about December 28, 2006.

Key Terms

Indices:	The Nikkei 225 Index and the Dow Jones EURO STOXX 50® Index (each an "Index" and together the "Indices").
Payment at Maturity:	At maturity, you will receive a cash payment, for each $1,000 principal amount note, of $1,000 plus the Additional Amount, which may be zero.
Additional Amount:	The Additional Amount per $1,000 principal amount note payable at maturity will equal:
	(a) If the Ending Index Level of the Lesser Performing Index is greater than or equal to its Initial Index Level, $95.50, (or 9.55% x $1,000), which we refer to as the Fixed Payment; or
	(b) If the Ending Index Level of the Lesser Performing Index is less than its Initial Index Level, zero ($0.00).
Initial Index Level:	For each Index, the Index closing level on the pricing date, which was 17104.96 for the Nikkei 225 Index and 4073.50 for the Dow Jones EURO STOXX 50® Index.
Ending Index Level:	For each Index, the Index closing level on the Observation Date.
Lesser Index Return:	The lesser of the Index Return of the Nikkei 225 Index and the Index Return of the Dow Jones EURO STOXX 50® Index.
Lesser Performing Index:	The Index with the Lesser Index Return.
Index Return:	$$\frac{\text{Ending Index Level} - \text{Initial Index Level}}{\text{Initial Index Level}}$$
Observation Date†:	December 18, 2007
Maturity Date†:	December 21, 2007
CUSIP:	48123JME6

† Subject to postponement in the event of a market disruption event and as described under "Description of Notes – Payment at Maturity" in the accompanying product supplement no. 17-II.

Investing in the Lesser Index Principal Protected Notes involves a number of risks. See "Risk Factors" beginning on page PS-6 of the accompanying product supplement no. 17-II and "Selected Risk Considerations" beginning on page PS-3 of this pricing supplement.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the notes or passed upon the accuracy or the adequacy of this pricing supplement or the accompanying prospectus supplements and prospectus. Any representation to the contrary is a criminal offense.

	Price to Public	Fees and Commissions (1)	Proceeds to Us
Per note	$1,000	$11.80	$988.20
Total	$3,000,000	$35,400	$2,964,600

(1) J.P. Morgan Securities Inc., whom we refer to as JPMSI, acting as agent for JPMorgan Chase & Co., will receive a commission of $11.80 per $1,000 principal amount note and will use a portion of that commission to pay selling concessions to other affiliated dealers of $5.90 per $1,000 principal amount note. See "Underwriting" beginning on PS-30 of the accompanying product supplement no. 17-II.

For a different portion of the notes to be sold in this offering, an affiliated bank will receive a fee and another affiliate of ours will receive a structuring and development fee. The aggregate amount of these fees will be $11.80 per $1,000 principal amount note.

The notes are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

JPMorgan

December 22, 2006

ADDITIONAL TERMS SPECIFIC TO THE NOTES

You should read this pricing supplement together with the prospectus dated December 1, 2005, as supplemented by the prospectus supplement dated October 12, 2006 relating to our Series E medium-term notes of which these notes are a part, and the more detailed information contained in product supplement no. 17-II dated October 31, 2006. This pricing supplement, together with the documents listed below, contains the terms of the notes, supplements the term sheet related hereto dated December 21, 2006 and supersedes all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, fact sheets, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth in "Risk Factors" in the accompanying product supplement no. 17-II, as the notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the notes.

You may access these documents on the SEC Web site at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC Web site):

- Product supplement no. 17-II dated October 31, 2006:
  http://www.sec.gov/Archives/edgar/data/19617/000089109206003324/e25446_424b2.pdf

- Prospectus supplement dated October 12, 2006:
  http://www.sec.gov/Archives/edgar/data/19617/000089109206003117/e25276_424b2.pdf

- Prospectus dated December 1, 2005:
  http://www.sec.gov/Archives/edgar/data/19617/000089109205002389/e22923_base.txt

Our Central Index Key, or CIK, on the SEC Web site is 19617. As used in this pricing supplement, the "Company," "we," "us," or "our" refer to JPMorgan Chase & Co.

Sensitivity Analysis — Hypothetical Payment at Maturity for Each $1,000 Principal Amount Note

The table and graph below illustrate the payment at maturity (including, where relevant, the payment of an Additional Amount equal to zero) for a $1,000 principal amount note for a hypothetical range of performance for the Lesser Index Return from -100% to +80%. **The following table assumes that the Lesser Performing Index used to calculate the Ending Index Level will be the Nikkei 225 Index. We make no representation or warranty as to which of the Indices will be the Lesser Performing Index for the purposes of calculating your return on the notes at maturity.** The following table and graph also assume a hypothetical Initial Index Level of 17000 for the Lesser Performing Index. The following results are based solely on the hypothetical example cited. You should consider carefully whether the notes are suitable to your investment goals. The numbers appearing in the table and graph below have been rounded for ease of analysis.

Lesser Performing Index Ending Level	Lesser Index Return	Additional Amount		Principal		Payment at Maturity
30600.00	80.00%	$95.50	+	$1,000	=	$1,095.50
28900.00	70.00%	$95.50	+	$1,000	=	$1,095.50
27200.00	60.00%	$95.50	+	$1,000	=	$1,095.50
22100.00	30.00%	$95.50	+	$1,000	=	$1,095.50
20400.00	20.00%	$95.50	+	$1,000	=	$1,095.50
18700.00	10.00%	$95.50	+	$1,000	=	$1,095.50
18623.50	9.55%	$95.50	+	$1,000	=	$1,095.50
17850.00	5.00%	$95.50	+	$1,000	=	$1,095.50
17340.00	2.00%	$95.50	+	$1,000	=	$1,095.50
17170.00	1.00%	$95.50	+	$1,000	=	$1,095.50
17000.00	**0.00%**	**$95.50**	**+**	**$1,000**	**=**	**$1,095.50**
15300.00	-10.00%	$0.00	+	$1,000	=	$1,000.00
13600.00	-20.00%	$0.00	+	$1,000	=	$1,000.00
11900.00	-30.00%	$0.00	+	$1,000	=	$1,000.00
10200.00	-40.00%	$0.00	+	$1,000	=	$1,000.00
8500.00	-50.00%	$0.00	+	$1,000	=	$1,000.00
6800.00	-60.00%	$0.00	+	$1,000	=	$1,000.00
5100.00	-70.00%	$0.00	+	$1,000	=	$1,000.00
3400.00	-80.00%	$0.00	+	$1,000	=	$1,000.00
1700.00	-90.00%	$0.00	+	$1,000	=	$1,000.00
0.00	-100.00%	$0.00	+	$1,000	=	$1,000.00



Lesser Index Principal Protected Note Payment at Maturity

Legend:
- Note Payoff at Maturity
- Cash Investment In Lesser Performing Index

Y-axis: Payment at Maturity ($1,000 Investment) — $0 to $1,800
X-axis: Lesser Index Return — -100% to 80%

Hypothetical Examples of Amounts Payable At Maturity

The following examples illustrate how the total returns set forth in the table above are calculated.

Example 1: The level of the Lesser Performing Index increases from its Initial Index Level of 17000 to an Ending Index Level of 17850. Because the Lesser Performing Index's Ending Index Level of 17850 is greater than its Initial Index Level, the Additional Amount is equal to $95.50 and the investor receives a payment at maturity of $1,095.50 per $1,000 principal amount note.

Example 2: The level of the Lesser Performing Index decreases from its Initial Index Level of 17000 to an Ending Index Level of 15300. Because the Lesser Performing Index's Ending Index Level of 15300 is lower than its Initial Index Level, the final payment per $1,000 principal amount note at maturity is the principal amount of $1,000.

Selected Purchase Considerations

- **PRESERVATION OF CAPITAL AT MATURITY** — You will receive at least 100% of the principal amount of your notes if you hold your notes to maturity, regardless of the performance of the Indices. Because the notes are our senior unsecured obligations, payment of any amount at maturity is subject to our ability to pay our obligations as they become due.

- **APPRECIATION POTENTIAL** — If the Ending Index Level of the Lesser Performing Index is greater than or equal to its Initial Index Level at maturity, in addition to your principal, for each $1,000 principal amount note, you will receive a payment of an Additional Amount equal to $95.50.

- **DIVERSIFICATION OF THE INDICES** — The return on the notes is linked to the Lesser Performing Index which will be either the Nikkei 225 Index or the Dow Jones EURO STOXX 50® Index. The Nikkei 225 Index consists of 225 stocks listed on the First Section of the Tokyo Stock Exchange and, therefore, are among the most actively traded on that exchange. The Dow Jones EURO STOXX 50® Index consists of 50 component stocks of market sector leaders from within the Eurozone. The Dow Jones EURO STOXX 50® Index and STOXX® are the intellectual property (including registered trademarks) of STOXX Limited, Zurich, Switzerland, and/or Dow Jones & Company, Inc., a Delaware corporation, New York, USA (the "Licensors"), which are used under license. The notes are in no way sponsored, endorsed, sold or promoted by the Licensors and neither of the Licensors shall have any liability with respect thereto. For additional information on each Index, see the information set forth under "The Nikkei 225 Index" and "The Dow Jones EURO STOXX 50® Index" in the accompanying product supplement no. 17-II.

- **TAXED AS SHORT-TERM DEBT INSTRUMENTS** — You should review carefully the section entitled "Certain U.S. Federal Income Tax Consequences" in the accompanying product supplement no. 17-II. Subject to the limitations described therein, and based on certain factual representations received from us, in the opinion of our special tax counsel, Davis Polk & Wardwell, the notes will be treated as "short-term" debt instruments. No statutory, judicial or administrative authority directly addresses the treatment of the notes or instruments similar to the notes for U.S. federal income tax purposes, and no ruling is being requested from the Internal Revenue Service with respect to the notes. As a result, certain aspects of the tax treatment of an investment in the notes are uncertain. Purchasers who are not initial purchasers of notes at the issue price should consult their tax advisers with respect to the tax consequences of an investment in the notes.

Selected Risk Considerations

An investment in the notes involves significant risks. Investing in the notes is not equivalent to investing directly in the Indices, or any of the component stocks of the Indices. These risks are explained in more detail in the "Risk Factors" section of the accompanying product supplement no. 17-II dated October 31, 2006.

- **MARKET RISK** — The return on the notes at maturity is linked to the performance of the Lesser Performing Index, and will depend on whether, and the extent to which, the Lesser Index Return is positive. The two Indices'

respective performances may not be correlated and, as a result, your investment in the notes may only produce a positive return if there is a broad based rise in the performance of equities across diverse markets over the term of the notes. YOU WILL RECEIVE NO MORE THAN THE FULL PRINCIPAL AMOUNT OF YOUR NOTES IF THE LESSER INDEX RETURN IS NEGATIVE.

- **YOUR MAXIMUM GAIN ON THE NOTES IS LIMITED BY THE FIXED PAYMENT** — If the Ending Index Level of the Lesser Performing Index is greater than or equal to its Initial Index Level, for each $1,000 principal amount note, you will receive at maturity $1,000 plus an Additional Amount equal to the Fixed Payment of $95.50, or 9.55% of $1,000 principal amount note, regardless of the appreciation in the Lesser Performing Index, which may be significant.

- **THE NOTES MIGHT NOT PAY MORE THAN THE PRINCIPAL AMOUNT** — You may receive a lower payment at maturity than you would have received if you had invested in each Index individually, the stocks composing the Indices or contracts related to the Indices. If the Lesser Index Return is not positive, the Additional Amount will be zero. This will be true even if the Index Return for only one Index is positive, or if the Lesser Performing Index's closing level was higher than its Initial Index Level at some time during the life of the notes but later falls below its Initial Index Level.

- **NO INTEREST OR DIVIDEND PAYMENTS OR VOTING RIGHTS** — As a holder of the notes, you will not receive interest payments, and you will not have voting rights or rights to receive cash dividends or other distributions or other rights that holders of the securities composing either the Nikkei 225 Index or the Dow Jones EURO STOXX 50® would have.

- **YOUR RETURN ON THE NOTES IS LINKED TO THE LESSER PERFORMING INDEX** — Your return on the notes will be determined by the Lesser Performing Index, and, therefore, the notes may not return more than the applicable principal amount of your investment even if the Ending Index Level of one of the two Indices is above its respective Initial Index Level.

- **CERTAIN BUILT-IN COSTS ARE LIKELY TO ADVERSELY AFFECT THE VALUE OF THE NOTES PRIOR TO MATURITY** — While the payment at maturity described in this pricing supplement is based on the full principal amount of your notes, the original issue price of the notes includes the agent's commission and the cost of hedging our obligations under the notes through one or more of our affiliates. As a result, the price, if any, at which JPMSI will be willing to purchase notes from you in secondary market transactions, if at all, will likely be lower than the original issue price and any sale prior to the maturity date could result in a substantial loss to you. The notes are not designed to be short-term trading instruments. Accordingly, you should be able and willing to hold your notes to maturity.

- **NO DIRECT EXPOSURE TO FLUCTUATIONS IN FOREIGN EXCHANGE RATES** – The value of your notes will not be adjusted for exchange rate fluctuations between the U.S. dollar and the currencies in which the stocks composing each of the Indices are denominated, although any currency fluctuations could affect the performance of either or both of the Indices. Therefore, if the applicable currencies appreciate or depreciate relative to the U.S. dollar over the term of the notes, you will not receive any additional payment or incur any reduction in your payment at maturity.

- **LACK OF LIQUIDITY** — The notes will not be listed on any securities exchange. JPMSI intends to offer to purchase the notes in the secondary market but is not required to do so. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the notes easily. Because other dealers are not likely to make a secondary market for the notes, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which JPMSI is willing to buy the notes.

- **POTENTIAL CONFLICTS** — We and our affiliates play a variety of roles in connection with the issuance of the notes, including acting as calculation agent and hedging our obligations under the notes. In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the notes.

- **MANY ECONOMIC AND MARKET FACTORS WILL IMPACT THE VALUE OF THE NOTES –** In addition to the level of the Indices on any day, the value of the notes will be affected by a number of economic and market factors that may either offset or magnify each other, including:
  - the expected volatility in each Index;
  - the time to maturity of the notes;
  - the dividend rate on the common stocks underlying each Index;
  - the expected positive or negative correlation between the Nikkei 225 Index and the Dow Jones EURO STOXX 50 Index®, or the expected absence of any such correlation;
  - interest and yield rates in the market generally;
  - a variety of economic, financial, political, regulatory or judicial events;
  - the exchange rate and volatility of the exchange rate between the dollar, the yen and the euro; and
  - our creditworthiness, including actual or anticipated downgrades in our credit ratings.

Historical Information

The following graphs set forth the weekly performance of each Index from January 5, 2001 through December 22, 2006. The Index closing level of the Nikkei 225 Index on December 22, 2006 was 17104.96. The Index closing level of the Dow Jones EURO STOXX 50® Index on December 22, 2006 was 4073.50.

We obtained the Index closing levels below from Bloomberg Financial Markets. We make no representation or warranty as to the accuracy or completeness of information obtained from Bloomberg Financial Markets. The historical levels of each Index should not be taken as an indication of future performance, and no assurance can be given as to the closing level of either Index on the Observation Date. We cannot give you assurance that the performance of the Indices will result in a payment at maturity of more than the principal amount of your notes.



Historical Performance of the Nikkei 225 Index

Source: Bloomberg



Historical Performance of Dow Jones EURO STOXX 50® Index

Source: Bloomberg